                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                            (Amendment No. ________)*

                                SINA Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary Shares, par value $0.133 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G81477 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                                 August 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [_]   Rule 13d-1(b)

                [X]   Rule 13d-1(c)

                [_]   Rule 13d-1(d)

        * This Schedule 13G is deemed to amend the previous Schedule 13D filed on March 26, 2003.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81477 10 4
--------------------------------------------------------------------------------
                1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Sun Stone Media Group Limited
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)

                    (b)    X
--------------------------------------------------------------------------------
                3.  SEC Use Only

--------------------------------------------------------------------------------
                4.  Citizenship or Place of Organization

                    British Virgin Islands
--------------------------------------------------------------------------------
                            5.  Sole Voting Power

                                0
Number of           ------------------------------------------------------------
Shares                      6.  Shared Voting Power
Beneficially
Owned by                        8,206,524
Each                ------------------------------------------------------------
Reporting
Person With                 7.  Sole Dispositive Power

                                0
                    ------------------------------------------------------------
                            8.  Shared Dispositive Power

                                8,206,524

--------------------------------------------------------------------------------
                9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    8,206,524
--------------------------------------------------------------------------------
               10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
               11.  Percent of Class Represented by Amount in Row (9)

                    17.3%
--------------------------------------------------------------------------------
               12.  Type of Reporting Person (See Instructions)

                    CO
--------------------------------------------------------------------------------

CUSIP No. G81477 10 4
--------------------------------------------------------------------------------
                1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Sun Stone New Media Limited (formerly Fastep Limited)
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)

                    (b)     X
--------------------------------------------------------------------------------
                3.  SEC Use Only

--------------------------------------------------------------------------------

                4.  Citizenship or Place of Organization

                    British Virgin Islands
--------------------------------------------------------------------------------
                           5.   Sole Voting Power

                                0
Number of           ------------------------------------------------------------
Shares                     6.   Shared Voting Power
Beneficially
Owned by                        8,206,524
Each                ------------------------------------------------------------
Reporting                  7.   Sole Dispositive Power
Person With
                                0
                    ------------------------------------------------------------
                           8.   Shared Dispositive Power

                                8,206,524
--------------------------------------------------------------------------------
                9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    8,206,524
--------------------------------------------------------------------------------
               10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
               11.  Percent of Class Represented by Amount in Row (9)

                    17.3%
--------------------------------------------------------------------------------
               12.  Type of Reporting Person (See Instructions)

                    CO
--------------------------------------------------------------------------------

CUSIP No. G81477 10 4
--------------------------------------------------------------------------------
                1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Stone Electronic Technology Limited
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)

                    (b)      X
--------------------------------------------------------------------------------
                3.  SEC Use Only


--------------------------------------------------------------------------------
                4.  Citizenship or Place of Organization

                    Hong Kong Special Administrative Region
--------------------------------------------------------------------------------
                          5.  Sole Voting Power

Number of                     0
Shares              ------------------------------------------------------------
Beneficially              6.  Shared Voting Power
Owned by
Each                          8,206,524
Reporting           ------------------------------------------------------------
Person With               7.  Sole Dispositive Power

                              0
                    ------------------------------------------------------------
                          8.  Shared Dispositive Power

                              8,206,524

--------------------------------------------------------------------------------
                9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    8,206,524
--------------------------------------------------------------------------------
               10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
               11.  Percent of Class Represented by Amount in Row (9)

                    17.3%
--------------------------------------------------------------------------------
               12.  Type of Reporting Person (See Instructions)

                    CO
--------------------------------------------------------------------------------

CUSIP No. G81477 10 4
--------------------------------------------------------------------------------
                1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Sun Media Investment Holdings Ltd. (formerly Best Universe Group Limited)
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)

                    (b)     X
--------------------------------------------------------------------------------
                3.  SEC Use Only


--------------------------------------------------------------------------------
                4.  Citizenship or Place of Organization

                    British Virgin Islands

--------------------------------------------------------------------------------
                           5.  Sole Voting Power

Number of                      0
Shares              ------------------------------------------------------------
Beneficially               6.  Shared Voting Power
Owned by
Each                           8,206,524
Reporting           ------------------------------------------------------------
Person With                7.  Sole Dispositive Power

                               0
                    ------------------------------------------------------------
                           8.  Shared Dispositive Power

                               8,206,524
--------------------------------------------------------------------------------
                9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    8,206,524
--------------------------------------------------------------------------------
               10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
               11.  Percent of Class Represented by Amount in Row (9)

                    17.3%
--------------------------------------------------------------------------------
               12.  Type of Reporting Person (See Instructions)

                    CO
--------------------------------------------------------------------------------

CUSIP No. G81477 10 4
--------------------------------------------------------------------------------
                1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Stone Group Corporation
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)

                    (b)       X
--------------------------------------------------------------------------------
                3.  SEC Use Only

--------------------------------------------------------------------------------
                4.  Citizenship or Place of Organization

                    People's Republic of China
--------------------------------------------------------------------------------
                           5.  Sole Voting Power

Number of                      0
Shares              ------------------------------------------------------------
Beneficially               6.  Shared Voting Power
Owned by
Each                           8,206,524
Reporting           ------------------------------------------------------------
Person With                7.  Sole Dispositive Power

                               0
                    ------------------------------------------------------------
                           8.  Shared Dispositive Power

                               8,206,524
--------------------------------------------------------------------------------

                9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    8,206,524
--------------------------------------------------------------------------------
               10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
               11.  Percent of Class Represented by Amount in Row (9)

                    17.3%
--------------------------------------------------------------------------------
               12.  Type of Reporting Person (See Instructions)

                    CO
--------------------------------------------------------------------------------

CUSIP No. G81477 10 4
--------------------------------------------------------------------------------
                1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Yang Lan
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)

                    (b)       X
--------------------------------------------------------------------------------
                3.  SEC Use Only


--------------------------------------------------------------------------------
                4.  Citizenship or Place of Organization

                    People's Republic of China
--------------------------------------------------------------------------------

                           5.  Sole Voting Power

Number of                      0
Shares              ------------------------------------------------------------
Beneficially               6.  Shared Voting Power
Owned by
Each                           8,206,524
Reporting           ------------------------------------------------------------
Person With                7.  Sole Dispositive Power

                               0
                    ------------------------------------------------------------
                           8.  Shared Dispositive Power

                               8,206,524
--------------------------------------------------------------------------------
                9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    8,206,524
--------------------------------------------------------------------------------
               10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
               11.  Percent of Class Represented by Amount in Row (9)

                    17.3%
--------------------------------------------------------------------------------
               12.  Type of Reporting Person (See Instructions)

                    IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

This statement relates to the Ordinary Shares, par value $0.133 per share (the "Ordinary Shares") of SINA Corporation, a Cayman Islands company ("SINA" or the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices

The principal executive offices of the Company are located at Room 1802, United Plaza, 1468 Nan Jing Road West, Shanghai 200040, People's Republic of China.

Item 2.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13G on behalf of Sun Stone Media Group Limited, a British Virgin Islands company ("SSMG"), Sun Stone New Media Limited (formerly Fastep Limited), a British Virgin Islands company ("SSNML"), Stone Electronic Technology Limited, a Hong Kong company ("Stone Electronic"), Sun Media Investment Holdings Ltd. (formerly Best Universe Group Limited), a British Virgin Islands company ("SMIHL"), Stone Group Corporation, a collectively-owned enterprise established in the People's Republic of China ("Stone Group") and Yang Lan, a citizen of the People's Republic of China ("Ms. Lan") (each a "Reporting Person" and collectively, the "Reporting Persons").

SSMG

   (a)  Name of Person Filing: Sun Stone Media Group Limited
   (b) Address of Principal Business Office: 27/th/ Floor K. Wah Centre, 191 Java Road, North Point, Hong Kong Special Administrative Region
   (c) Citizenship: SSMG is a corporation organized under the laws of the British Virgin Islands.
   (d)  Title of Class of Securities: Ordinary Shares, $0.133 par value
   (e)  CUSIP Number: G81477 10 4

SSNML

   (a) Name of Person Filing: Sun Stone New Media Limited (formerly Fastep Limited)
   (b) Address of Principal Business Office: 27/th/ Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong Special Administrative Region
   (c) Citizenship: SSNML is a corporation organized under the laws of the British Virgin Islands.
   (d)  Title of Class of Securities: Ordinary Shares, $0.133 par value
   (e)  CUSIP Number: G81477 10 4

STONE ELECTRONIC

   (a)  Name of Person Filing: Stone Electronic Technology Limited
   (b) Address of Principal Business Office: 27/th/ Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong Special Administrative Region
   (c) Citizenship: Stone Electronic is a corporation organized under the laws of the Hong Kong Special Administrative Region.
   (d)  Title of Class of Securities: Ordinary Shares, $0.133 par value
   (e)  CUSIP Number: G81477 10 4

SMIHL

   (a) Name of Person Filing: Sun Media Investment Holdings Limited (formerly Best Universe Group Limited)
   (b) Address of Principal Business Office: No. 387, Yong Jia Road, Shanghai 200031, People's Republic of China
   (c) Citizenship: SMIHL is a corporation organized under the laws of the British Virgin Islands.
   (d)  Title of Class of Securities: Ordinary Shares, $0.133 par value
   (e)  CUSIP Number: G81477 10 4

STONE GROUP

   (a)  Name of Person Filing: Stone Group Corporation
   (b) Address of Principal Business Office: No. 2 Haidian Road, Zhongguancun, Beijing 100080, People's Republic of China
   (c) Citizenship: Stone Group is a corporation organized under the laws of the People's Republic of China.
   (d)  Title of Class of Securities: Ordinary Shares, $0.133 par value
   (e)  CUSIP Number: G81477 10 4

MS. LAN

   (a)  Name of Person Filing: Yang Lan

    (b) Address of Principal Business Office: No. 387, Yong Jia Road, Shanghai 200031, People's Republic of China
    (c)  Citizenship: Ms. Lan is a citizen of the People's Republic of China.
    (d)  Title of Class of Securities: Ordinary Shares, $0.133 par value
    (e)  CUSIP Number: G81477 10 4

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c)

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) [_]  An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E)

(f) [_]  An employee benefit plan or endowment fund in accordance with
         (S)240.13d-1(b)(1)(ii)(F)

(g) [_]  A parent holding company or control person in accordance with
         (S)240.13d-1(b)(1)(ii)(G)

(h) [_] A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C.1813)

(i) [_] A church plan that is excluded from the definition of an investment company under section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

Not applicable

Item 4.  Ownership

The following information with respect to the ownership of the Ordinary Shares, $0.133 par value of the Company by the persons filing this statement is provided as of August 14, 2003. The percentage amounts are based on 47,572,365 shares outstanding as of July 31, 2003, as set forth in the Company's Report on Form 10-Q for the quarter ended June 30, 2003.

SSMG

SSMG directly beneficially owns 8,206,524 Ordinary Shares.

(a)      Amount beneficially owned: 8,206,524
(b)      Percent of class: 17.3%
(c)      Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 0
             (ii)  shared power to vote or to direct the vote: 8,206,524
             (iii) sole power to dispose or to direct the disposition of: 0
             (iv)  shared power to dispose or to direct the disposition of:
                   8,206,524

SSNML

SSNML owns 100% of the equity of SSMG and, as a result, indirectly beneficially owns the Ordinary Shares beneficially owned by SSMG.

(a)      Amount beneficially owned: 8,206,524
(b)      Percent of class: 17.3%
(c)      Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 0
             (ii)  shared power to vote or to direct the vote: 8,206,524
             (iii) sole power to dispose or to direct the disposition of: 0
             (iv)  shared power to dispose or to direct the disposition of:
                   8,206,524

STONE ELECTRONIC

Stone Electronic owns 51% of the equity of SSNML and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

(a)      Amount beneficially owned: 8,206,524
(b)      Percent of class: 17.3%
(c)      Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote: 0
             (ii)  shared power to vote or to direct the vote: 8,206,524
             (iii) sole power to dispose or to direct the disposition of: 0
             (iv)  shared power to dispose or to direct the disposition of:
                   8,206,524

SMIHL

SMIHL owns 49% of the equity of SSNML and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

(a)      Amount beneficially owned: 8,206,524
(b)      Percent of class: 17.3%
(c)      Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 0
             (ii)  shared power to vote or to direct the vote: 8,206,524
             (iii) sole power to dispose or to direct the disposition of: 0
             (iv)  shared power to dispose or to direct the disposition of:
                   8,206,524

STONE GROUP

Stone Group owns 100% of the equity of Wise Expand Developments Limited, a Hong Kong company, which in turn directly owns approximately 7.62% of the equity of Stone Electronic, and 6.7% of the equity of Beijing Stone Investment Company Limited, a limited liability company established in the People' Republic of China, which in turn, directly owns approximately 33.97% of the equity of Stone Electronic and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

(a)      Amount beneficially owned: 8,206,524
(b)      Percent of class: 17.3%
(c)      Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 0
             (ii)  shared power to vote or to direct the vote: 8,206,524
             (iii) sole power to dispose or to direct the disposition of: 0
             (iv)  shared power to dispose or to direct the disposition of:
                   8,206,524

MS. LAN

Ms. Lan owns 100% of the equity of SMIHL and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

(a)      Amount beneficially owned: 8,206,524
(b)      Percent of class: 17.3%
(c)      Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 0
             (ii)  shared power to vote or to direct the vote: 8,206,524
             (iii) sole power to dispose or to direct the disposition of: 0
             (iv)  shared power to dispose or to direct the disposition of:
                   8,206,524

By reason of their relationship, SSNML, Stone Electronic, SMIHL, Stone Group and Ms. Lan may be deemed to share voting and dispositive power with respect to Ordinary Shares owned by SSMG.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances, the shareholders of SSMG, SSNML, Stone Electronic, SMIHL and Stone Group may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are shareholders.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of the Group

See Exhibit 99.1

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 22, 2003

Sun Stone Media Group Limited

By:      /s/ Yongji Duan
    -------------------------------
Name:  Yongji Duan
Title:  Director

Sun Stone New Media Limited

By:      /s/ Yongji Duan
    -------------------------------
Name:  Yongji Duan
Title:  Director

Stone Electronic Technology Limited

By:      /s/ Yongji Duan
    -------------------------------
Name:  Yongji Duan
Title:  Director

Sun Media Investment Holdings Limited

By:      /s/ Yang Lan
    -------------------------------
Name:  Yang Lan
Title:  Director

Stone Group Corporation

By:      /s/ Yongji Duan
    -------------------------------
Name:  Yongji Duan
Title:  Director

Yang Lan

         /s/ Yang Lan
-----------------------------------